Exhibit 4.6

DESCRIPTION OF CAPITAL STOCK

Natural Grocers by Vitamin Cottage, Inc. (the “Company,” “we,” “us” or “our”) is a corporation incorporated under the laws of the State of Delaware. Our authorized capital stock consists of 60,000,000 shares, consisting of:

●	50,000,000 shares of common stock, par value $0.001 per share; and

●	10,000,000 shares of preferred stock, par value $0.001 per share.

The following is a summary of our capital stock and important provisions of our Amended and Restated Certificate of Incorporation (the “Certificate”) and Amended and Restated Bylaws (the “Bylaws”). This summary does not purport to be complete and is subject to and qualified by the Certificate and Bylaws, which have been filed with the Securities and Exchange Commission (the “SEC”) and are available at the SEC’s website at www.sec.gov, and according to the provisions of applicable law.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters voted upon by our stockholders, including the election or removal of directors, and do not have cumulative voting rights. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by the holders of common stock present in person or represented by proxy, subject to any voting rights granted to holders of any preferred stock.

Subject to the rights of holders of any then outstanding shares of our preferred stock, holders of our common stock are entitled to receive ratably any dividends that may be declared by the our Board of Directors (the “Board”) out of funds legally available therefor. Holders of our common stock are entitled to share ratably in our net assets upon our dissolution or liquidation after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Holders of our common stock do not have preemptive rights to purchase shares of our capital stock. The shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Blank Check Preferred Stock

The Board may, from time to time, authorize the issuance of one or more classes or series of preferred stock without stockholder approval.

The Certificate permits us to issue up to 10,000,000 shares of preferred stock from time to time. Subject to the provisions of the Certificate and the limitations prescribed by law, the Board is authorized to adopt resolutions to issue shares, establish the number of shares, change the number of shares constituting any series, and provide or change the voting powers, designations, preferences and relative rights, qualifications, limitations or restrictions on shares of our preferred stock, including dividend rights, terms of redemption, conversion rights and liquidation preferences, in each case without any action or vote by our stockholders.

The issuance of preferred stock may adversely affect the rights of our common stockholders by:

●	restricting dividends on the common stock;

●	diluting the voting power of the common stock;

●	impairing the liquidation rights of the common stock; or

●	delaying or preventing a change in control without further action by the stockholders.

As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.

Anti-takeover Effects of Certain Provisions of Our Certificate of Incorporation and Bylaws

General

The Certificate and Bylaws contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board and that could make it more difficult to acquire control of the Company by means of a tender offer, open market purchases, a proxy contest or otherwise. A description of these provisions is set forth below.

Classified Board of Directors

The Certificate provides that the Board is divided into three classes. Each class of directors serves a three-year term and may only be removed for "cause." A third party may be discouraged from making a tender offer or proxy contest or otherwise attempting to obtain control of the Company as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a staggered board.

Board Vacancies

The Bylaws provide that only the Board may fill vacancies that may arise on the Board until our next annual meeting of stockholders. As a result, the Board may increase the size of the Board and fill vacancies without a stockholder vote.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless a company’s certificate of incorporation specifically authorizes cumulative voting. The Certificate does not grant stockholders the right to vote cumulatively, and therefore, minority stockholders will be prevented from stacking cumulative voting power for desired Board candidates.

Blank Check Preferred Stock

The Board has the power, subject to applicable law, to issue series of preferred stock that could, depending on the terms of the series, impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, a series of preferred stock might impede a business combination by including class voting rights, which would enable the holder or holders of such series to block a proposed transaction. The Board will make any determination to issue shares of preferred stock based on its judgment as to the Company’s and its stockholders' best interests. The Board, in so acting, could issue preferred stock having terms that could discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their shares of common stock over the then-prevailing market price of the stock.

Stockholder Action by Written Consent

Any action required or permitted to be taken by our stockholders may be taken without a meeting, without prior notice and without a vote, if a written consent, setting forth the action to be taken, is signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize such action. The Isely family owns more than 50% of the total voting power of our outstanding shares of common stock. For so long so long as this remains the case, the Isely family will have the power to take a broad range of stockholder actions by their written consent. For example, the Isely family own enough shares of our common stock to amend the Certificate. That, together with the ability to take other actions by written consent, may have the effect of delaying, deterring or preventing a merger, tender offer or other takeover attempt that a stockholder might consider to be in its or the Company’s best interest. In the event the Isely family ceases to beneficially own shares of common stock representing more than 50% of the total voting power of the outstanding shares generally entitled to elect our directors, any action required or permitted to be taken by our stockholders must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting. In such event, stockholders will be prevented from voting on matters that have not been properly brought before such meeting or by written consent without a meeting.

Advance Notice Procedure

The Bylaws provide an advance notice procedure for stockholders to nominate director candidates for election or to bring business before an annual meeting of stockholders. Only persons nominated by, or at the direction of, the Board or by a stockholder who has given proper and timely notice to the Company’s Secretary prior to the meeting will be eligible for election as a director. In addition, any proposed business other than the nomination of persons for election to the Board constitutes a proper matter for stockholder action pursuant to the notice of meeting delivered to us. These advance notice provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Company.

Amendments to Certificate of Incorporation and Bylaws

The affirmative vote of a majority of the shares entitled to vote on any matter is required to amend the Certificate. In addition, under the Delaware General Corporation Law, an amendment to the Certificate that would alter or change the powers, preferences or special rights of one or more series of any class of our outstanding stock so as to affect such stockholders adversely must also be approved by a majority of the votes entitled to be cast by the stockholders of the shares affected by such amendment, voting as a separate class.

The Board may from time to time amend, supplement or repeal the Bylaws by vote of a majority of the Board without obtaining stockholder approval.

Special Meetings of Stockholders

The Bylaws provide that special meetings of stockholders may be called only by a majority of the Board, by either of our Co-Presidents or by our Chairman. As a result, stockholders are prevented from calling a special meeting of stockholders.

Delaware Anti-Takeover Law

Section 203 of the Delaware General Corporation Law (“Section 203”) provides that, subject to exceptions specified therein, an "interested stockholder" of a Delaware corporation shall not engage in any "business combination," including mergers or consolidations or acquisitions of additional shares of the corporation, with the corporation for a three-year period following the time that such stockholder becomes an interested stockholder unless:

●	prior to such time, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain categories of shares); or

●

at or subsequent to such time the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, the restrictions described above also do not apply to specified business combinations proposed by an interested stockholder following the announcement or notification of one of the specified transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

Except as otherwise specified in Section 203, an interested stockholder is defined to include:

●

any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination; and

●	the affiliates and associates of any such person.

Under certain circumstances, Section 203 would make it more difficult for a person who is an interested stockholder to effect various business combinations with us for a three-year period. The Certificate provides that we have elected to be exempt from the restrictions imposed under Section 203, as permitted under the Delaware General Corporation Law.

Limitation of Liability of Directors and Officers

The Certificate limits the liability of directors to the fullest extent permitted by Delaware law. The effect of these provisions is to eliminate the rights of us and our stockholders, through stockholders' derivative suits on behalf of our company, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director. In addition, the Bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. We have entered into indemnification agreements with our directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also maintain directors and officers liability insurance.

Listing

Our common stock is traded on the New York Stock Exchange under the symbol "NGVC."

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

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